AB Pg 12/1

AB 11/30

Rec'd 11/7/06

06051194

SE... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 66771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Financial Advisors, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix (City) AZ (State) 85004-1072 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Rothstein 770 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 0 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/6

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Advisors, Inc.
An indirect wholly owned subsidiary of American International Group, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors

To the Stockholder and Board of Directors of
AIG Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of AIG Financial Advisors, Inc. (the "Company") as of December 31, 2005, and the related statements of operations, of changes in stockholder's equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AIG Financial Advisors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 1, 2006

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Financial Condition
December 31, 2005

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	55,790
Cash segregated under federal and other regulations		1,009
Receivables from broker-dealers and clearing organizations		8,673
Receivables from investment advisors		3,643
Securities pledged to insurance company		1,372
Securities owned, at market value		664
Notes and accounts receivable from registered representatives		9,321
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $16,528		1,611
Goodwill		26,468
Deferred taxes		16,534
Prepaid expenses and other assets		953
Total assets	$	126,038
Liabilities and Stockholder's Equity		
Commissions payable	$	11,326
Accounts payable and accrued expenses		7,325
Securities sold, not yet purchased, at market value		35
Payables to affiliates, net		1,301
Income taxes payable to Parent		7,518
Other liabilities		8,080
Total liabilities		35,585
Commitments and contingencies (Note 12)		
Stockholder's equity		
Common stock - $250 par value; 1,000 shares authorized and outstanding		250
Additional paid-in capital		62,148
Retained earnings		28,055
Total stockholder's equity		90,453
Total liabilities and stockholder's equity	$	126,038

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Operations
Year Ended December 31, 2005

(in thousands of dollars)

Commissions		
Commission revenue	$	191,891
Commission expense		(182,500)
Net retained commissions		9,391
Other Revenues		
Investment advisory fees		52,490
Sponsor revenue		22,219
Other income		7,942
Total other revenues		82,651
Other Expenses		
Investment advisory fees		(39,285)
Marketing and meeting expense		(4,575)
General and administrative		(37,318)
Total other expenses		(81,178)
Income before income taxes		10,864
Provision for income taxes		(4,178)
Net income	$	6,686

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances at January 1, 2005 (Note 3)	1,000	$ 250	$ 62,033	$ 21,369	$ 83,652
Capital contribution from Parent	-	-	115	-	115
Net income	-	-	-	6,686	6,686
Balances at December 31, 2005	1,000	$ 250	$ 62,148	$ 28,055	$ 90,453

The accompanying notes are an integral part of these financial statements.

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	6,686
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		943
Deferred taxes		(3,323)
Unrealized loss on securities		176
Compensation expense contributed by Parent		115
(Increase) decrease in operating assets		
Cash segregated under federal and other regulations		(155)
Receivables from broker-dealers and clearing organizations		(1,034)
Receivables from investment advisors		1,128
Securities pledged to insurance company		459
Securities owned, net		(144)
Notes and accounts receivable from registered representatives		(149)
Prepaid expenses and other assets		226
Increase (decrease) in operating liabilities		
Commissions payable		(446)
Payables to affiliates, net		(285)
Accounts payable and accrued expenses		711
Securities sold, not yet purchased		(377)
Income taxes payable to Parent		2,911
Other liabilities		(1,528)
Net cash provided by operating activities		5,914
Cash flows used in investing activities		
Purchase of furniture, equipment, leasehold improvements and software		(576)
Net cash used in investing activities		(576)
Net increase in cash and cash equivalents		5,338
Cash and cash equivalents - beginning of year		50,452
Cash and cash equivalents - end of year	$	55,790
Supplemental cash flow information		
Income tax payments (paid to Parent)	$	4,589

Non-cash financing activity:

During the year ended December 31, 2005, the Company recorded officer compensation totaling $115 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

AIG Financial Advisors, Inc. (the "Company" or "AFA") was incorporated and capitalized in October 2004. It was formed primarily to facilitate the merger of three affiliated broker-dealers (see Note 3). In May 2005, the Company became a registered broker-dealer with the National Association of Securities Dealers. AFA commenced operations upon the merger of the affiliated broker-dealers on October 31, 2005.

The Company is a wholly-owned subsidiary of AIG Advisor Group ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. (the "Parent" or "AIG SunAmerica"), which is wholly-owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Commission Revenue and Expense

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsorship Revenue and Related Marketing and Meeting Expense

The Company receives sponsorship revenues from various investment advisors and insurance companies (the "Sponsors") related to sales by the Company's registered representatives of mutual fund, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the company's representative meetings. The Company records sponsorship revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records marketing and meeting expenses when incurred.

Investment Advisory Fees

Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned, at market value, consisting primarily of corporate and municipal bonds, are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to five years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels.

Furniture, Equipment, Leasehold Improvements and Software
Furniture, equipment, leasehold improvements and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Goodwill
Goodwill is tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of its test for impairment, the Company considers profitability and an assessment of the fair value as well as the overall market value of the Company compared to its net book value.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to the 2005 presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Merger

On October 31, 2005, the operations of Sentra Securities, Inc. ("Sentra"), SunAmerica Securities, Inc. ("SunAmerica") and Spelman and Company ("Spelman") were merged into AFA (collectively, the "Companies"). Since all Companies are under common ownership of AIG Advisor Group, the merger was accounted for similar to a pooling of interest. Under this accounting treatment, all accounts of the Companies were combined as though the merger occurred on January 1, 2005, except for common stock of Sentra, Spelman, and SunAmerica which were transferred to additional paid-in capital of AFA.

The following schedule is a reconciliation of ending December 31, 2004 equity account balances of each of the Companies with AFA's beginning January 1, 2005 equity account balances after reflecting the divestiture of AIG Japan Securities, Inc. (see Note 13) and the merger of Sentra, Spelman, and SunAmerica into AFA. These transactions are presented as though they had been effected on January 1, 2005.

(in thousands of dollars)	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Combined balances at December 31, 2004					
Sentra Securities Corporation	$ 3	$ 22,983	-	$ 9,905	$ 32,891
Spelman and Company	30	8,312	-	3,134	11,476
SunAmerica Securities, Inc.	1	29,549	1,967	18,872	50,389
AIG Financial Advisors, Inc.	250	100	-	-	350
	284	60,944	1,967	31,911	95,106
Divestiture of AIG Japan Securities, Inc.	-	1,055	(1,967)	(10,542)	(11,454)
Transfer of Sentra, Spelman and SunAmerica stock values to additional paid in capital	(34)	34	-	-	-
Beginning AFA balances at January 1, 2005	$ 250	$ 62,033	$ -	$ 21,369	$ 83,652

4. Cash Segregated Under Federal and Other Regulations

Cash of approximately $1,009,000 as of December 31, 2005 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated refunds due customers and breakpoint discounts.

5. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005 consist of the following:

(in thousands of dollars)

Receivable from clearing broker	$ 5,876
Fees and commissions receivable	2,797
	$ 8,673

6. Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software consist of the following at December 31, 2005:

(in thousands of dollars)

Computer equipment	$ 5,462
Furniture, fixtures and equipment	6,012
Software	6,665
	18,139
Less accumulated depreciation and amortization	(16,528)
	$ 1,611

For the year ended December 31, 2005, depreciation expense totaled approximately $943,000 and is included in general and administrative expense in the accompanying Statement of Operations.

7. Securities Owned and Sold, not yet purchased

Securities owned and sold, not yet purchased at December 31, 2005 are summarized as follows:

(in thousands of dollars)

	Owned	Sold, not yet purchased
Corporate stocks	$ 541	$ -
Corporate debt securities	123	35
	$ 664	$ 35

8. Related Party Transactions

The terms of agreements with Affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commissions revenue for the year ended December 31, 2005 includes $21,832,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commissions expense for the year ended December 31, 2005 includes $19,505,000 paid on sales of products sponsored by Affiliates.

The Company's sponsorship revenues are determined and collected by an affiliated broker-dealer for all broker dealers owned by the Group. The Company's portion of gross sponsorship revenue for the year ended December 31, 2005 was $22,219,000.

The Parent negotiates insurance policies for the Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2005, the Company was allocated $1,408,000 for these expenses.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $4,806,000 for the year ended December 31, 2005, which is included in other income in the Statement of Operations.

The Parent pays for expenses related to the Group's internal software and allocates a portion to each broker-dealer. The Company's portion of allocated software expense amounted to $3,475,000 for the year ended December 31, 2005, which is included in general and administrative expenses in the Statement of Operations.

9. Deferred Commissions Payable

The Company has an incentive plan to compensate registered representatives who produce substantial business for the Company on a continuing basis. The Company accrues 5% of qualified commissions, as defined, and an assumed investment return less the effect of expected forfeitures, to the plan each year. Participants become fully vested in the annual contributions at the end of five years provided their qualified commissions meet a defined minimum level each year and that they are still registered representatives of the Company. The plan is closed to new participants. For plan years beginning January 1, 1991, any amounts forfeited by disqualified participants are reallocated to the Company. Amounts payable by the Company as of December 31, 2005 amounted to $3,063,000.

10. Income Taxes

The components of the provision for income taxes at December 31, 2005, are as follows:

(in thousands of dollars)

Current		
Federal	$	7,125
State		376
Total current		7,501
Deferred		
Federal		(3,323)
Total	$	4,178

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 38.4 percent for the year ending December 31, 2005, is primarily due to state and local taxes. Deferred taxes assets principally arise as a result of temporary differences from depreciation and amortization, deferred compensation, bad debt expense and legal reserves.

11. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2005, the Company had net capital of $25,850,000, which was $25,600,000 in excess of the amount required. The Company had no debit items at December 31, 2005.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

12. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. In the opinion of management, additional amounts which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

During the year ended December 31, 2005, the Company accrued $1,800,000 for potential losses arising from regulatory assessments and material litigation cases outstanding at year end.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

The Parent has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

Leases

The Company has non-cancelable leases for its office space, which expire in 2012. The leases provided for abatements during the first twelve months of the lease term. The effect of the rent

abatement is being recognized on a straight-line basis over the lease term. The lease also provides for certain rent increases on each anniversary of the lease commencement date. For financial reporting purposes, rent expense is charged to operations on a straight-line basis over the term of the lease. At December 31, 2005, the aggregate minimum annual obligations under all operating leases were as follows:

(in thousands of dollars)

Year Ending December 31,		
2006	$	1,774
2007		1,673
2008		908
2009		875
2010		875
Thereafter		1,094
	$	7,199

Rent expense was $1,662,000 and sublease income was $539,000 for the year ended December 31, 2005. The Company has subleases for certain office space with future minimum rents to be received of approximately $547,000 and $468,000 in 2006 and 2007, respectively.

13. Divestiture of AIG Japan Securities, Inc.

Effective January 1, 2005 the Company transferred its ownership in AIG Japan Securities, Inc. to an affiliate, AIG Equity Sales. The transaction was accounted for as a transaction between entities under common control and accordingly, the equity of AIG Japan Securities as of December 31, 2004, which amounted to $11,454,000, is not reflected in the opening equity balances of the Company, but is reflected in the opening equity of the AIG Equity Sales.

AIG Financial Advisors, Inc.
An indirectly wholly owned subsidiary of American International Group, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2005 **Schedule I**

(in thousands of dollars)

Total stockholder's equity	$	90,453
Less nonallowable assets		
Unsecured receivables from brokers-dealers and clearing organizations		(302)
Other unsecured receivables		(4,838)
Unsecured customer debits held at clearing broker		(244)
Prepaid expenses and other assets		(13,426)
Furniture, equipment, leasehold improvements and software, net		(1,611)
Goodwill		(26,468)
Deferred taxes		(16,534)
Net capital before haircuts on securities positions		27,030
Less haircuts		
Deduction for excess fidelity bond		(20)
Haircuts on securities owned, including pledged securities		(1,160)
Net capital		25,850
Alternative minimum net capital requirement		250
Excess net capital	$	25,600

Reconciliation with Company's computation (included in Part II of the Form X-17A-5) as of December 31, 2003.

Net capital as reported in the Company's Part II (unaudited) FOCUS report:	$	26,574
Adjustments:		
Federal income tax expense		(708)
State income tax expense		(16)
Net capital per above	$	25,850

AIG Financial Advisors, Inc.

An indirectly wholly owned subsidiary of American International Group, Inc.

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

December 31, 2005 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(i) and (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
AIG Financial Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of AIG Financial Advisors, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

PRICEWATERHOUSECOOPERS

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 1, 2006